UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

02 OCT -9 AM 9:58

02055313

September 27, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

dw 10/10

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

UFJ Holdings, Inc.
September 27, 2002

UFJ Holdings, Inc. filed Extraordinary Report

UFJ Holdings, Inc. filed an Extraordinary Report, dated September 27, 2002, with the Director of Kanto Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange Law in connection with an establishment of a subsidiary, UFJ Capital Finance 4 Limited and UFJ Preferred Capital 1 Limited, in Cayman Islands.

UFJ Holdings, Inc.

September 27, 2002

UFJ Bank Limited filed Extraordinary Report

UFJ Bank Limited, a wholly owned subsidiary of UFJ Holdings, Inc. filed an Extraordinary Report, dated September 27, 2002, with the Director of Tokai Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange Law in connection with an establishment of a subsidiary, UFJ Preferred Capital 1 Limited, in Cayman Islands.